UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

COMSCORE, INC.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
20564W105
(CUSIP Number)
Dino Verardo Sageview Capital LP 55 Railroad Avenue Greenwich, CT 06830 Tel. No.: 203-625-4200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
with a copy to Raphael M. Russo, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019-6064
January 6, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 20564W105	SC 13D	Page 2 of 19

1	NAME OF REPORTING PERSON Sageview Capital Master, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,783,893
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,783,893
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,783,893
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 20564W105	SC 13D	Page 3 of 19

1	NAME OF REPORTING PERSON Sageview Capital Partners (A), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,783,893
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,783,893
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,783,893
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 20564W105	SC 13D	Page 4 of 19

1	NAME OF REPORTING PERSON Sageview Capital Partners (B), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,783,893
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,783,893
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,783,893
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 20564W105	SC 13D	Page 5 of 19

1	NAME OF REPORTING PERSON Sageview Partners (C) (Master), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,783,893
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,783,893
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,783,893
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 20564W105	SC 13D	Page 6 of 19

1	NAME OF REPORTING PERSON Sageview Capital GenPar, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,783,893
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,783,893
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,783,893
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 20564W105	SC 13D	Page 7 of 19

1	NAME OF REPORTING PERSON Sageview Capital GenPar, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,783,893
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,783,893
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,783,893
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 20564W105	SC 13D	Page 8 of 19

1	NAME OF REPORTING PERSON Sageview Capital MGP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,783,893
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,783,893
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,783,893
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 20564W105	SC 13D	Page 9 of 19

1	NAME OF REPORTING PERSON Sageview Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,783,893
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,783,893
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,783,893
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 20564W105	SC 13D	Page 10 of 19

1	NAME OF REPORTING PERSON Edward A. Gilhuly
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,783,893
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,783,893
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,783,893
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 20564W105	SC 13D	Page 11 of 19

1	NAME OF REPORTING PERSON Scott M. Stuart
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,783,893
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,783,893
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,783,893
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 20564W105	SC 13D	Page 12 of 19

Item 1.	Security and Issuer.

This Statement on Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of comScore, Inc., a Delaware corporation (the “Company”), whose principal executive office is located at 11950 Democracy Drive, Suite 600, Reston, VA 20190.

Item 2.	Identity and Background.

(a) This Statement on Schedule 13D is being filed on behalf of each of the following persons (each a “Reporting Person” and collectively, the “Reporting Persons”): (i) Sageview Capital Master, L.P. (“Sageview Master”); (ii) Sageview Capital Partners (A), L.P. (“Sageview (A)”); (iii) Sageview Capital Partners (B), L.P. (“Sageview (B)”); (iv) Sageview Partners (C) (Master), L.P. (“Sageview (C)”); (v) Sageview Capital GenPar Ltd. (“Sageview Ltd.”); (vi) Sageview Capital GenPar, L.P. (“Sageview GenPar”); (vii) Sageview Capital MGP, LLC (“Sageview MGP”); (viii) Sageview Capital L.P. (“Sageview Capital”); (ix) Edward A. Gilhuly; and (x) Scott M. Stuart.

(b), (c) and (f).

(i)         Sageview Master is a Cayman Islands exempted limited partnership formed in order to engage in the acquiring, holding and disposing of investments in various companies. The principal business office of Sageview Master is 55 Railroad Avenue, Greenwich, Connecticut 06830.

(ii), (iii), (iv)        Sageview (A), Sageview (B) and Sageview (C) (collectively, the “Shareholders”) are collectively the holders of 100% of the limited partner interest in Sageview Master. Sageview (A) and Sageview (B) are Delaware limited partnerships and Sageview (C) is a Cayman Islands exempted limited partnership. The principal business office of each of the Shareholders is 55 Railroad Avenue, Greenwich, Connecticut 06830.

(v)        Sageview Ltd. is a Cayman Islands exempted limited liability company formed to act as the general partner of Sageview Master and each of the Shareholders. The principal business office of Sageview Ltd. is 55 Railroad Avenue, Greenwich, Connecticut 06830.

(vi)       Sageview GenPar is a Delaware limited partnership formed to be the sole owner of Sageview Ltd. The principal business office of Sageview GenPar is 55 Railroad Avenue, Greenwich, Connecticut 06830.

(vii)      Sageview MGP is a Delaware limited liability company formed to act as the general partner of Sageview GenPar. The principal business office of Sageview MGP is 55 Railroad Avenue, Greenwich, Connecticut 06830. The managing members and controlling persons of Sageview MGP are Scott M. Stuart and Edward A. Gilhuly (See Items (vii) and (viii) of this Section).

(viii)     Sageview Capital is a Delaware limited partnership and the investment adviser to each of the Shareholders.

(ix)       Mr. Gilhuly is a managing member and controlling person of Sageview MGP and a control person of Sageview Capital.  Mr. Gilhuly is a United States citizen whose business address is c/o Sageview Capital L.P., 245 Lytton Ave, Suite 250, Palo Alto, California 94301. Mr. Gilhuly’s principal occupation is to act as Co-President of Sageview Management, LLC.

(x)        Mr. Stuart is a managing member and controlling person of Sageview MGP and a control person of Sageview Capital. Mr. Stuart is a United States citizen whose business address is 55 Railroad Avenue, Greenwich, Connecticut, 06830. Mr. Stuart’s principal occupation is to act as Co-President of Sageview Management, LLC.

(d) and (e). During the past five years, neither any Reporting Person nor, to the best knowledge of each Reporting Person, any person otherwise identified in response to Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

No material change.

CUSIP No. 20564W105	SC 13D	Page 13 of 19

Item 4.	Purpose of Transaction.

The Reporting Persons originally acquired the Common Stock reported herein for investment purposes. On January 7, 2014 the Reporting Persons ceased to be the beneficial owners of more than five percent of Common Stock.

Item 5.	Interest in Securities of the Issuer.

All ownership percentages set forth herein assume that there are 35,691,463 shares of Common Stock outstanding as of October 28, 2013, as reported in the Company’s most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 29, 2013.

(a) and (b)

(i)        Sageview Master beneficially owns 1,783,893 shares of Common Stock (approximately 5.0% of the total number of outstanding shares of Common Stock). Sageview Master has sole voting power and sole dispositive power over the 1,783,893 shares of Common Stock.

(ii)       Sageview (A) beneficially owns 1,783,893 shares of Common Stock (approximately 5.0% of the total number of outstanding shares of Common Stock). Sageview (A) has shared voting power and shared dispositive power over the 1,783,893 shares of Common Stock.

(iii)      Sageview (B) beneficially owns 1,783,893 shares of Common Stock (approximately 5.0% of the total number of outstanding shares of Common Stock). Sageview (B) has shared voting power and shared dispositive power over the 1,783,893 shares of Common Stock.

(iv)      Sageview (C) beneficially owns 1,783,893 shares of Common Stock (approximately 5.0% of the total number of outstanding shares of Common Stock). Sageview (C) has shared voting power and shared dispositive power over the 1,783,893 shares of Common Stock.

(v)       Sageview Ltd. may be deemed to beneficially own 1,783,893 shares of Common Stock (approximately 5.0% of the total number of outstanding shares of Common Stock).   Sageview Ltd. has sole voting power and sole dispositive power over any such shares of Common Stock deemed beneficially owned by it.

(vi)      Sageview GenPar may be deemed to beneficially own 1,783,893 shares of Common Stock (approximately 5.0% of the total number of outstanding shares of Common Stock) by virtue of being the sole shareholder of Sageview Ltd.  Sageview GenPar has sole voting power and sole dispositive power over the 1,783,893 shares of Common Stock.

CUSIP No. 20564W105	SC 13D	Page 14 of 19

(vii)     Sageview MGP may be deemed to beneficially own 1,783,893 shares of Common Stock (approximately 5.0% of the total number of outstanding shares of Common Stock) by virtue of being the general partner of Sageview GenPar.  Sageview MGP has sole voting power and sole dispositive power over the 1,783,893 shares of Common Stock.

(viii)    Sageview Capital may be deemed to beneficially own 1,783,893 shares of Common Stock (approximately 5.0% of the total number of outstanding shares of Common Stock).  Sageview Capital has sole voting power and sole dispositive power over any such shares of Common Stock deemed beneficially owned by it.

(ix), (x)  As a managing member of Sageview MGP and control persons of Sageview Capital, each of Messrs. Stuart and Gilhuly may be deemed to beneficially own any shares of Common Stock that Sageview MGP and Sageview Capital may beneficially own or be deemed to beneficially own. Each such individual disclaims beneficial ownership of such shares. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c)        The trading dates, number of Shares purchased and sold and price per share for all transactions in the Shares in the past 60 days by the Reporting Persons are set forth in Exhibit 1 hereto.

(d)        Each of the Reporting Persons affirms that no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Reporting Persons.

(e)        On January 7, 2014 the Reporting Persons ceased to be the beneficial owners of more than five percent of Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

Item 7.	Material To Be Filed as Exhibits.

Exhibit 1:	Transactions in the Shares
Exhibit 2:	Joint Filing Agreement

CUSIP No. 20564W105	SC 13D	Page 15 of 19

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 8, 2014

SAGEVIEW CAPITAL MASTER, L.P.
By:	Sageview Capital GenPar, Ltd. its General Partner
By:	/s/ Edward A. Gilhuly
Name: Edward A. Gilhuly Title: Director

SAGEVIEW CAPITAL PARTNERS (A), L.P.
By:	Sageview Capital GenPar, Ltd. its General Partner
By:	/s/ Edward A. Gilhuly
Name: Edward A. Gilhuly Title: Director

SAGEVIEW CAPITAL PARTNERS (B), L.P.
By:	Sageview Capital GenPar, Ltd. its General Partner
By:	/s/ Edward A. Gilhuly
Name: Edward A. Gilhuly Title: Director

SAGEVIEW CAPITAL PARTNERS (C) (MASTER), L.P.
By:	Sageview Capital GenPar, Ltd. its General Partner
By:	/s/ Edward A. Gilhuly
Name: Edward A. Gilhuly Title: Director

CUSIP No. 20564W105	SC 13D	Page 16 of 19

SAGEVIEW CAPITAL GENPAR, LTD.
By:	/s/ Edward A. Gilhuly
Name: Edward A. Gilhuly Title: Director

SAGEVIEW CAPITAL GENPAR, L.P.
By:	Sageview Capital MGP, LLC its General Partner
By:	/s/ Edward A. Gilhuly
Name: Edward A. Gilhuly Title: Co-President

SAGEVIEW CAPITAL MGP, LLC
By:	/s/ Edward A. Gilhuly
Name: Edward A. Gilhuly Title: Co-President

SAGEVIEW CAPITAL, L.P.
By:	Sageview Management, LLC its General Partner
By:	/s/ Edward A. Gilhuly
Name: Edward A. Gilhuly Title: Co-President

/s/ Edward A. Gilhuly
EDWARD A. GILHULY

/s/ Scott M. Stuart
SCOTT M. STUART

CUSIP No. 20564W105	SC 13D	Page 17 of 19

EXHIBIT 1

Transactions in the Common Stock, $0.001 par value of comScore, Inc.
Sageview Capital Master, LP

(All transactions were made in the open market unless otherwise indicated)

Date	Buy/Sell	Quantity	Price
11/12/2013	Sell	30,000	28.05
11/13/2013	Sell	56,100	28.06
11/14/2013	Sell	40,000	28.29
11/15/2013	Sell	4,143	28.16
1/3/2014	Sell	15,000	28.22
1/6/2014	Sell	39,000	28.34
1/7/2014	Sell	66,000	28.66

CUSIP No. 20564W105	SC 13D	Page 18 of 19

EXHIBIT 2

JOINT FILING AGREEMENT

Each of the undersigned hereby acknowledges and agrees, in compliance with the provisions of Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, that the Schedule 13D to which this Agreement is attached (the “Schedule 13D”), and any amendments thereto, will be filed with the Securities and Exchange Commission jointly on behalf of the undersigned. This Agreement may be executed in one or more counterparts.

Dated:  January 8, 2014

SAGEVIEW CAPITAL MASTER, L.P.
By:	Sageview Capital GenPar, Ltd. its General Partner
By:	/s/ Edward A. Gilhuly
Name: Edward A. Gilhuly Title: Director

SAGEVIEW CAPITAL PARTNERS (A), L.P.
By:	Sageview Capital GenPar, Ltd. its General Partner
By:	/s/ Edward A. Gilhuly
Name: Edward A. Gilhuly Title: Director

SAGEVIEW CAPITAL PARTNERS (B), L.P.
By:	Sageview Capital GenPar, Ltd. its General Partner
By:	/s/ Edward A. Gilhuly
Name: Edward A. Gilhuly Title: Director

SAGEVIEW CAPITAL PARTNERS (C) (MASTER), L.P.
By:	Sageview Capital GenPar, Ltd. its General Partner
By:	/s/ Edward A. Gilhuly
Name: Edward A. Gilhuly Title: Director

CUSIP No. 20564W105	SC 13D	Page 19 of 19

SAGEVIEW CAPITAL GENPAR, LTD.
By:	/s/ Edward A. Gilhuly
Name: Edward A. Gilhuly Title: Director

SAGEVIEW CAPITAL GENPAR, L.P.
By:	Sageview Capital MGP, LLC its General Partner
By:	/s/ Edward A. Gilhuly
Name: Edward A. Gilhuly Title: Co-President

SAGEVIEW CAPITAL MGP, LLC
By:	/s/ Edward A. Gilhuly
Name: Edward A. Gilhuly Title: Co-President

SAGEVIEW CAPITAL, L.P.
By:	Sageview Management, LLC its General Partner
By:	/s/ Edward A. Gilhuly
Name: Edward A. Gilhuly Title: Co-President

/s/ Edward A. Gilhuly
EDWARD A. GILHULY

/s/ Scott M. Stuart
SCOTT M. STUART